MECHEL REPORTS THE 2014 FINANCIAL RESULTS

Revenue amounted to $6.4 billion
Consolidated EBITDA(a) amounted to $709 million
Net loss attributable to shareholders of Mechel OAO amounted to $4.3 billion

Moscow, Russia – April 28, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the full year 2014.

Mechel OAO’s Chief Executive Officer Oleg Korzhov commented on the full year 2014 results:

“In 2014 all of Mechel’s enterprises demonstrated operating income and maintained the Group’s EBITDA at the previous year’s level, though the 2014 average annual coking coal and iron ore prices on international markets went down by 20% and 30% accordingly year-on-year. The program of optimizing our asset portfolio, which we are implementing, has enabled us to increase our EBITDA margin from 8.6% in 2013 to 11.1% in 2014, reaching 15.9% in 4Q2014 — which is our best result over the past 10 quarters”.

“In the end of 2014, the macroeconomic situation has drastically changed. Ruble depreciation led to the 23% decrease of the dollar denominated debt over the accounting period from $8.76 billion to $6.77 billion and a significant increase in our export sales profitability — as our adjusted operating income went up by 27% in 4Q2014 as compared to 3Q2014 to reach $157 million. Today Mechel is one of the world’s most efficient coal producers in terms of production costs, which will enable us to go through the period of low commodity prices with relative calm”.

“The downside of our asset disposal process and national currency devaluation was the decrease of the Group’s revenue by 25% and a major paper loss of $4.3 billion, which includes $1.5 billion in asset sale related write-offs and $2.4 billion of foreign exchange loss.

In 2014, the company launched talks on debt restructuring with our lenders. As we have not yet reached an agreement with lenders, our debt was re-classified as short-term. The company’s management is making every effort to resolve our debt issue as soon as possible”.

Consolidated Results For The Full Year 2014

US $ mln.	FY 2014	FY 2013%		4Q’14	3Q’14%
Revenue
from external customers	6,406	8,506	-25%	1,384	1,585	-13%

Adjusted operating income	327	290	13%	157	124	27%

EBITDA (a)	709	732	-3%	220	227	-3%

EBITDA (a), margin	11.1%	8.6%		15.9%	14.3%

Net loss attributable to shareholders of Mechel OAO	(4,335)	(2,928)	48%	(3,113)	(575)	441%

Adjusted net (loss)/ income	(144)	(527)	73%	134	17	688%

Net debt (excluding finance lease liabilities)	6,774	8,758	-23%	6,774	7,822	-13%

Trade working capital	(442)	707	-163%	(442)	(92)	380%

•	Over 2014, the Group’s gross margin was 37%. In 4Q2014, gross margin went up from 37% in 3Q2014 to 44% in 4Q2014.

•	Adjusted operating income in 2014 was $126 million, compared to $657 million operating loss in 2013.

•	EBITDA (a) in 2014 went down by 3% year-on-year. Considering the 25% year-on-year decrease in revenue, our EBITDA(a) margin reached 11%. EBITDA (a) margin in 4Q2014 reached 15.9%.

•	As of December 31, 2014, our net debt, excluding financial lease obligations, amounted to $6.77 billion. In 4Q2014, net debt went down by 13%, largely due to ruble devaluation.

•	In 2014, our trade working capital went down by $1.15 billion.

Mining Segment

Mechel Mining Management OOO’s Chief Executive Officer Pavel Shtark noted:

“A major weakening of steelmaking materials markets was characteristic of the past year. Contract prices for hard coking coal at the global market went down from $152 FOB in 4Q2013 to $120 FOB in 2Q2014 and remained at this level with minor fluctuations until the end of the year. The iron ore market suffered an even worse price slump.”
“We have cushioned the influence of the iron ore market’s negative dynamics by redirecting supplies of Korshunov Mining Plant iron ore to intra-Group consumption. The increase in coke demand and prices enabled us to increase the share of coking coal processed within the segment, increase the capacity utilization of our coke-producing facilities and increase the profitability of our saleable products. Ruble devaluation as well as seasonal factors and our ongoing process of cost optimization led to a significant decrease of production costs at practically every facility. As a result, we demonstrated a higher EBITDA margin from quarter to quarter. The exclusion of Mechel Bluestone’s negative influence from our results, as well as the beginning of large-scale coal mining and processing at the Elga deposit had their positive impact on the EBITDA as well.”

US $ mln.	FY 2014	FY 2013%		4Q’14	3Q’14%
Revenue
from external customers	2,087	2,619	-20%	483	489	-1%

Revenue intersegment	553	525	5%	106	144	-26%

EBITDA (a)	338	500	-32%	87.1	87.3	-0.2%

EBITDA (a), margin	12.8%	15.9%		14.8%	13.8%

• The decrease in production costs on most of our products helped the growth of EBITDA(a) margin quarter by quarter throughout the year.

• As a result of the year, the segment demonstrated an adjusted net income of $56 million as compared to last year’s adjusted net loss of $217 million.

• The export share in segment sales grew to 81% in 4Q2014, which is significantly exceeding the export share of 70% in 3Q2014 and the average export share of 73% in 2014.

Steel Segment

Mechel Steel Management Company OOO’s Chief Executive Officer Vladimir Tytsky noted:

“In the second half of last year, became apparent the positive effect of the company’s efforts to optimize the segment’s production and sales structure, of Chelyabinsk Metallurgical Plant’s universal rolling mill launch, as well as of the incoming commodities price slump and a stronger market yield. The weaker ruble had its positive impact on the dollar-nominated production costs, but the same factor proved a negative influence on the segment’s largely ruble-nominated revenue when converted into US dollars.”
“Optimization of the asset structure, as well as a weaker ruble exchange rate, led to a decrease in the segment’s revenue in 2014 by nearly a third year-on-year. At the same time, EBITDA went up by 65% year-on-year and EBITDA margin reached 8.6% over the accounting period, exceeding 15% in 4Q2014.”
“The segment’s project which is key to perspective of further development — the universal rolling mill — has produced and shipped off over 120,000 tonnes of product last year. This year, the mill will continue to master new types of products. By the end of 2015, the mill is due to master production of over 20 new profiles.”

US $ mln.	FY 2014	FY 2013%		4Q’14	3Q’14%
Revenue
from external customers	2,087	2,619	-20%	483	489	-1%

Revenue intersegment	553	525	5%	106	144	-26%

EBITDA (a)	338	500	-32%	87.1	87.3	-0.2%

EBITDA (a), margin	12.8%	15.9%		14.8%	13.8%

•	As result of asset optimization, gross margin went up to 21% in 2014 from 16% in 2013.

•	The adjusted operating income in 4Q2014 continued to grow (8% as compared to 3Q2014) and amounted to $201 million as a result of 2014, which is 7 times more than the 2013 result.

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Pyotr Pashnin noted:

“In the past year, the segment demonstrated stable work. We ensured reliable supply of electricity and heat to our customers, performed requisite repairs and organized more efficient load of our facilities. This enables us to expect an increase in operational results in 2015. Negative dynamics in some financial results in 2014 as compared to 2013, when accounted in US dollars, is due to the weakening of the ruble.”

US $ mln.	FY 2014	FY 2013%		4Q’14	3Q’14%
Revenue
from external customers	675	755	-11%	161	148	-9%

Revenue intersegment	357	436	18%	76	86	12%

EBITDA (a)	25	33	-24%	12	(7)	-271%

EBITDA (a), margin	2.4%	2.8%		5.1%	3.0%

•	Revenue in 2014 demonstrated growth in rubles as compared to 2013, but due to a currency exchange rate change, dollar denominated dynamics is negative.

•	Positive dynamics of our quarter-to-quarter results was due primarily to seasonal growth of production and sales.

***

The management of Mechel will host a conference call today at 18:00 p.m. Moscow time (4:00 p.m. London time, 11 a.m. New York time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Alexey Lukashov
Director of Investor Relations
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexey.lukashov@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

*Please find the calculation of the EBITDA(a) and other measures used here and hereafter in Attachment A

Attachments to the FY 2014 Earnings Press Release
Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Adjusted EBITDA represents earnings before Depreciation, depletion and amortization, Foreign exchange gain / (loss), Loss from discontinued operations, Gain / (loss) from remeasurement of contingent liabilities at fair value, Interest expense, Interest income, Net result on the disposal of non-current assets, Impairment of goodwill and long-lived assets, Provision for amounts due from related parties, Result of disposed companies (incl. the result from their disposal), Amount attributable to noncontrolling interests, Income taxes and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our net revenues. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Adjusted net income / (loss) represents net income / (loss) before Loss from discontinued operations, Result of disposed companies, Foreign exchange gain / (loss), Impairment of goodwill and long-lived assets and Provision for the amounts due from related parties, including the effect on income tax and amounts attributable to noncontrolling interests and Other one-off items. Our adjusted net income / (loss) may not be similar to adjusted net income / (loss) measures of other companies. Adjusted net income / (loss) is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted net income / (loss) provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations. While impairment of long-lived assets and goodwill and provision for the amounts due from related parties are considered operating costs under generally accepted accounting principles, these expenses represent the non-cash current period allocation of costs associated with assets acquired or constructed in prior periods. Our adjusted net income / (loss) calculation is used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculations of Net debt, excluding finance lease liabilities, and trade working capital are presented below:

US $ mln	31.12.2014	31.12.2013	31.12.2014	30.09.2014
Short-term borrowings and current portion of long-term debt	6,678	1,479	6,678	7,607
Long-term debt, net of current portion	167	7,513	167	237
Derivative instruments	—	39	—	49
less Cash and cash equivalents	(71)	(273)	(71)	(71)
Net debt, excluding finance lease liabilities	6,774	8,758	6,774	7,822

US $ mln	31.12.2014	31.12.2013	31.12.2014	30.09.2014

Accounts receivable, net of allowance for doubtful accounts	330	588	330	471
Due from related parties, net of allowance	9	57	9	40
Inventories	642	1,408	642	867
Prepayments and other current assets	238	439	238	303
Trade current assets	1,219	2,492	1,219	1,681

Trade payable to vendors of goods and services	537	929	537	791
Advances received	82	141	82	109
Accrued expenses and other current liabilities	812	343	812	476
Taxes and social charges payable	215	265	215	360
Due to related parties	15	107	15	37
Trade current liabilities	1,661	1,785	1,661	1,773

Trade working capital	(442)	707	(442)	(92)

Adjusted EBITDA can be reconciled to our consolidated statements of operations as follows:

	Consolidated results		Mining segment **		Steel segment**		Power segment**
US $ thousand	12m 2014	12m 2013	12m 2014	12m 2013	12m 2014	12m 2013	12m 2014	12m 2013
Net loss	(4,335,426)	(2,928,014)	(3,315,824)	(369,014)	(1,002,211)	(2,465,035)	(29,997)	(91,019)
Add:
Depreciation, depletion and amortization	370,544	425,282	228,628	260,233	133,552	155,539	8,364	9,510
Foreign exchange loss / (gain)	2,396,123	164,768	1,728,376	109,268	675,595	55,591	(7,848)	(91)
Interest expense	793,228	740,601	388,254	380,124	402,729	372,539	31,062	37,736
Interest income	(2,398)	(7,330)	(19,933)	(47,267)	(10,040)	(9,797)	(1,242)	(64)
Net result on the disposal of non-current assets, impairment of goodwill and long-lived assets and provision for amounts due from related parties	174,011	946,058	9,194	26,056	156,011	878,679	8,803	41,323
Loss / (income) from discontinued operation, net of income tax	1,473,780	1,218,097	1,480,349	35,777	(21,635)	1,158,228	15,066	24,092
Result of disposed companies (incl. the result from their disposal)	—	88,445	—	—	—	91,178	—	(2,732)
Net (loss) / gain attributable to noncontrolling interests	(24,308)	5,047	(23,456)	19,142	(4,089)	(17,502)	3,238	3,407
Income taxes	(183,908)	79,092	(166,491)	85,208	(14,158)	(17,024)	(3,259)	10,908
Other one-off items	47,046	—	29,019	—	16,869	—	1,158	—
Adjusted EBITDA	708,692	732,046	338,116	499,527	332,623	202,398	25,345	33,070

Adjusted EBITDA, margin	11%	9%	13%	16%	9%	4%	2%	3%
US $ thousand	12m 2014	12m 2013	12m 2014	12m 2013	12m 2014	12m 2013	12m 2014	12m 2013
Net loss	(4,335,426)	(2,928,014)	(3,315,824)	(369,014)	(1,002,211)	(2,465,035)	(29,997)	(91,019)

Add:
Impairment of goodwill and long-lived assets	120,237	215,727	—	5,658	120,237	181,925	—	28,144
Provision for amounts due from related parties	41,425	714,181	3,093	1,566	32,999	699,829	5,333	12,786
Loss / (income) from discontinued operation, net of income tax	1,473,780	1,218,097	1,480,349	35,777	(21,635)	1,158,228	15,066	24,092
Result of disposed companies (incl. the result from their disposal)	—	88,445	—	—	—	91,178	—	(2,732)
Effect on net (loss) / income attributable to noncontrolling interests	(18,040)	(496)	(1)	—	(17,949)	(496)	(89)	—
Foreign exchange loss / (gain)	2,396,123	164,768	1,728,376	109,268	675,595	55,591	(7,848)	(91)
Accrual of income taxes for 2009-2010	131,250	—	131,250	—	—	—	—	—
Other one-off items	47,046	—	29,019	—	16,869	—	1,158	—
Adjusted net (loss) / income, net of income tax	(143,605)	(527,292)	56,262	(216,745)	(196,095)	(278,780)	(16,377)	(28,820)

Operating income / (loss)	126,428	(656,757)	63,682	211,895	42,120	(853,059)	8,018	(12,644)

Add:
Impairment of goodwill and long-lived assets	120,237	215,727	—	5,658	120,237	181,925	—	28,144
Provision for amounts due from related parties	41,425	714,181	3,093	1,566	32,999	699,829	5,333	12,786
Loss on write-off of property, plant and equipment	17,395	17,254	8,560	16,358	5,975	896	2,860	—
Other one-off items	21,439	—	21,439	—	—	—	—	—
Adjusted operating income / (loss)	326,924	290,405	96,774	235,477	201,331	29,591	16,211	28,286

** including intersegment operations
	Consolidated results		Mining segment **		Steel segment**		Power segment**
US $ thousand	4Q 2014	3Q 2014	4Q 2014	3Q 2014	4Q 2014	3Q 2014	4Q 2014	3Q 2014
Net loss	(3,112,818)	(574,659)	(2,456,971)	(426,581)	(641,884)	(144,742)	(14,662)	(12,453)

Add:
Depreciation, depletion and amortization	70,007	100,158	44,454	61,607	23,920	36,371	1,633	2,179
Foreign exchange loss / (gain)	1,661,398	551,382	1,204,665	402,058	461,610	151,275	(4,877)	(1,950)
Interest expense	222,471	194,012	96,772	98,325	125,019	95,751	5,339	7,343
Interest income	290	(1,467)	(3,580)	(6,441)	(756)	(1,832)	(34)	(601)
Net result on the disposal of non-current assets, impairment of goodwill and long-lived assets and provision for amounts due from related parties	151,855	11,728	4,047	5,489	139,366	5,934	8,441	305
Loss / (income) from discontinued operation, net of income tax	1,429,974	32,493	1,428,538	32,214	(12,087)	159	13,523	120
Result of disposed companies (incl. the result from their disposal)	—	—	—	—	—	—	—	—
Net (loss) / gain attributable to noncontrolling interests	(28,311)	2,116	(18,779)	(2,811)	(9,916)	4,009	384	918
Income taxes	(198,421)	(88,485)	(219,628)	(76,519)	20,540	(8,665)	665	(3,301)
Other one-off items	23,222	(1)	7,581	—	14,485	(1)	1,156	—
Adjusted EBITDA	219,667	227,277	87,100	87,341	120,297	138,259	11,568	(7,440)

Adjusted EBITDA, margin	16%	14%	15%	14%	15%	14%	5%	-3%
US $ thousand	4Q 2014	3Q 2014	4Q 2014	3Q 2014	4Q 2014	3Q 2014	4Q 2014	3Q 2014
Net loss	(3,112,818)	(574,659)	(2,456,971)	(426,581)	(641,884)	(144,742)	(14,662)	(12,453)

Add:
Impairment of goodwill and long-lived assets	120,237	—	—	—	120,237	—	—	—
Provision for amounts due from related parties	25,827	6,948	2,676	(206)	18,046	6,974	5,105	179
Loss / (income) from discontinued operation, net of income tax	1,429,974	32,493	1,428,538	32,214	(12,087)	159	13,523	120
Result of disposed companies (incl. the result from their disposal)	—	—	—	—	—	—	—	—
Effect on net (loss) / income attributable to noncontrolling interests	(13,817)	1,242	2	—	(13,822)	1,242	3	—
Foreign exchange loss / (gain)	1,661,398	551,382	1,204,665	402,058	461,610	151,275	(4,877)	(1,950)
Accrual of income taxes for 2009-2010	—	—	—	—	—	—	—	—
Other one-off items	23,222	(1)	7,581	—	14,485	(1)	1,156	—
Adjusted net (loss) / income, net of income tax	134,023	17,405	186,491	7,485	(53,415)	14,907	248	(14,104)

Operating (loss) / income	(2,568)	113,843	38,121	20,294	(42,165)	94,724	770	(10,291)

Add:
Impairment of goodwill and long-lived assets	120,237	—	—	—	120,237	—	—	—
Provision for amounts due from related parties	25,827	6,948	2,676	(206)	18,046	6,974	5,105	179
Loss on write-off of property, plant and equipment	13,117	2,770	6,000	2,414	4,257	357	2,860	—
Other one-off items	—	—	—	—	—	—	—	—
Adjusted operating income / (loss)	156,613	123,561	46,797	22,502	100,375	102,055	8,735	(10,112)

** including intersegment operations

Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
	December 31, 2014	December 31, 2013

ASSETS
Cash and cash equivalents	$70,800	$272,936
Accounts receivable, net of allowance for doubtful accounts of $68,493 in 2014 and $81,803 in 2013 of $68,493 in 2014 and $81,803 in 2013	330,371	587,999
Due from related parties, net of allowance of $1,458,296 in 2014 and $1,623,661 in 2013	9,303	56,792
Inventories	640,671	1,407,868
Deferred income taxes	91,223	25,092
Current assets of discontinued operations	151,602	25,159
Prepayments and other current assets	238,314	439,624
Total current assets	1,532,284	2,815,470

Long-term investments in related parties	6,142	7,604
Other long-term investments	4,060	14,787
Property, plant and equipment, net	3,944,427	6,726,116
Mineral licenses, net	719,951	1,293,470
Other non-current assets	30,453	127,861
Deferred income taxes	72,966	5,066
Goodwill	403,207	687,763
Non-current assets of discontinued operations	—	2,156,373
Total assets	6,713,490	13,834,510

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	6,678,549	1,478,154
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	537,004	929,375
Advances received	81,599	140,919
Accrued expenses and other current liabilities	811,345	343,457
Taxes and social charges payable	215,251	264,861
Unrecognized income tax benefits	31,444	78,332
Due to related parties	15,494	106,943
Asset retirement obligations, current portion	3,478	2,001
Deferred income taxes	7,893	37,775
Current liabilities of discontinued operations	150,033	57,781
Pension obligations, current portion	18,656	18,578
Dividends payable	1,843	3,293
Finance lease liabilities, current portion	270,980	122,754
Total current liabilities	8,823,569	3,584,223

Long-term debt, net of current portion	166,532	7,513,277
Asset retirement obligations, net of current portion	43,712	50,567
Pension obligations, net of current portion	60,222	104,525
Deferred income taxes	179,987	506,241
Finance lease liabilities, net of current portion	2,813	296,875
Due to related parties	38	21
Long-term liabilities of discontinued operations	—	673,591
Other long-term liabilities	81,288	293,370
EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of December 31, 2014 and 2013)	133,507	133,507
Preferred shares (10 Russian rubles par value; 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of December 31, 2014 and 2013)	25,314	25,314
Additional paid-in capital	834,136	834,118
Accumulated other comprehensive income (loss)	972,381	(47,601)
Accumulated deficit	(4,763,413)	(427,863)
Equity attributable to shareholders of Mechel OAO	(2,798,075)	517,475

Noncontrolling interests	153,404	294,345
Total equity	(2,644,671)	811,820

Total liabilities and equity	6,713,490	13,834,510

*there were certain reclassifications to conform with the current period presentation

Consolidated Statements of Operations and Comprehensive Income
(Loss)
(in thousands of U.S. dollars)	Year ended December 31,
	2014		2013

Revenue, net (including related party amounts of $112,010 and $237,071 during 2014 and 2013, respectively)	$6,405,767	$	8,505,931
Cost of goods sold (including related party amounts of $111,178 and $594,421 during 2014 and 2013, respectively)	(4,031,657)		(5,845,752)

Gross profit	2,374,110		2,660,179
Selling, distribution and operating expenses:

Selling and distribution expenses	(1,460,641)		(1,720,411)
Taxes other than income tax	(172,447)		(125,572)
Accretion expense	(4,963)		(4,524)
Loss on write-off of property, plant and equipment	(17,395)		(17,254)
Impairment of goodwill and long-lived assets	(120,237)		(215,727)
Provision for amounts due from related parties	(41,425)		(714,181)
Provision for doubtful accounts	(37,968)		(9,162)
General, administrative and other operating expenses, net	(392,606)		(510,105)

Total selling, distribution and operating expenses, net	(2,247,682)		(3,316,936)

Operating income (loss)	126,428		(656,757)
Other income and (expense):

Income from equity investments	276		3,589
Interest income	2,398		7,330
Interest expense	(793,228)		(740,601)
Foreign exchange loss	(2,396,123)		(164,768)
Other (expenses) income, net	(9,613)		(74,571)

Total other income and (expense), net	(3,196,290)		(969,021)

Loss from continuing operations, before income tax	(3,069,862)		(1,625,778)
Income tax benefit (expense)	183,908		(79,092)

Net loss from continuing operations	(2,885,954)		(1,704,870)

Loss from discontinued operations, net of income tax	(1,473,780)		(1,218,097)
Net loss	(4,359,734)		(2,922,967)

Less: Net loss (income) attributable to noncontrolling interests	24,308		(5,047)

Net loss attributable to shareholders of Mechel OAO	(4,335,426)		(2,928,014)
Less: Dividends on preferred shares	(124)		(127)
Net loss attributable to common shareholders of Mechel OAO	(4,335,550)		(2,928,141)

Net loss	(4,359,734)		(2,922,967)
Currency translation adjustment	923,929		(96,848)
Transfer of currency translation adjustment due to disposal of subsidiaries	—		340,014
Change in pension benefit obligation	(21,889)		8,244
Adjustment of available-for-sale securities	1,293		2,171
Comprehensive loss	(3,456,401)		(2,669,386)

Comprehensive loss attributable to noncontrolling interests	140,957		20,704
Comprehensive loss attributable to shareholders of Mechel OAO	(3,315,444)		(2,648,682)

*there were certain reclassifications to conform with the current period presentation

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	Year ended December 31,
	2014	2013*
Cash Flows from Operating Activities
Net loss	$(4,359,734)	$(2,922,967)
Loss from discontinued operations, net of income tax	1,473,780	1,218,097
Net loss from continuing operations	(2,885,954)	(1,704,870)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:

Depreciation	322,747	366,850
Depletion and amortization	47,797	58,432
Foreign exchange loss	2,396,123	164,768
Deferred income taxes	(354,918)	(29,750)
Allowance for doubtful accounts	37,968	9,162
Change in inventory reserves	5,779	3,414
Accretion expense	4,963	4,524
Loss on write-off of property, plant and equipment	17,395	17,254
Impairment of goodwill and long-lived assets	120,237	215,727
Income from equity investments	(276)	(3,589)
Provision for taxes restructuring	31,950	—
Allowance for amounts due from related parties	41,425	714,181
Non-cash interest on pension liabilities	5,513	9,463
Loss on sale of property, plant and equipment	1,709	4,907
Gain on sale of investments	(14,050)	(2,466)
Change in asset retirement obligations	(1,505)	(7,123)
Gain on accounts payable with expired legal term	(930)	(11,324)
Gain on forgiveness of fines and penalties	(28)	(2,550)
Loss on disposal of subsidiaries	—	76,814
Amortization of loan origination fee	56,864	51,017
Pension benefit plan curtailment gain	(1,914)	(3,906)
Pension service cost, amortization of prior service cost and actuarial (gain) loss, other expenses	(898)	3,853
Other	23,051	—
Changes in working capital items, net of effects from acquisition of new subsidiaries:

Accounts receivable	53,627	63,113
Inventories	400,901	486,635
Trade payable to vendors of goods and services	3,216	114,153
Advances received	4,530	(9,382)
Accrued taxes and other liabilities	516,996	91,113
Settlements with related parties	(58,195)	(481,118)
Other current assets	21,345	26,281
Unrecognized income tax benefits	(30,378)	61,230
Net operating cash flows of discontinued operations	(20,463)	39,757
Net cash provided by operating activities	744,627	326,570

Cash Flows from Investing Activities
Acquisition of DEMP, less cash acquired	(85,215)	(66,049)
Acquisition of Port Vanino	—	(662,911)
Disposal of Port Vanino	—	664,006
Acquisitions of other subsidiaries, less cash acquired	—	894
Proceeds from disposal of securities	15,855	1,111
Purchase of trading and investments securities	(2,160)	—
Loans issued and other investments	(983)	(1,524)
Proceeds from disposal of TPP Rousse, less cash disposed of	2,152	27,506
Proceeds from disposal of Invicta, less cash disposed of	690	—
Proceeds from disposal of TFP, Voskhod-Oriel, Voskhod-Chrome, Voskhod Trading, less cash disposed of	15,096	414,197
Cash of other subsidiaries disposed of, less proceeds from disposal	—	(731)
Proceeds from loans issued	1,860	7,328
Proceeds from disposals of property, plant and equipment	24,191	15,170
Purchases of mineral licenses and other related payments	—	(2,238)
Purchases of property, plant and equipment	(443,668)	(550,188)
Net investing cash flows of discontinued operations	(114)	(26,160)
Net cash used in investing activities	(472,296)	(179,589)

Cash Flows from Financing Activities
Proceeds from borrowings	1,815,966	2,958,658
Repayment of borrowings	(2,185,343)	(2,935,382)
Dividends paid	(112)	(222)
Dividends paid to noncontrolling interest	(136)	(7,496)
Acquisition of noncontrolling interest in subsidiaries	(40,043)	(45,536)
Repayment of obligations under finance lease	(44,312)	(138,225)
Sale leaseback proceeds	18,210	74,340
Net financing cash flows of discontinued operations	(2,719)	(68,208)
Net cash used in financing activities	(438,489)	(162,071)

Effect of exchange rate changes on cash and cash equivalents	(35,965)	(5,328)
Net decrease in cash and cash equivalents	(202,123)	(20,418)

Cash and cash equivalents at beginning of period	274,539	294,957
Cash and cash equivalents at end of period	72,416	274,539

*there were certain reclassifications to conform with the current period presentation